August 1, 2022

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE: Graphex Group Limited
Registration Statement on Form F-1/A
Amendment No. 6 filed July 25, 2022

Registration No. 333-263330

Ladies and Gentlemen:

On behalf of our client, Graphex Group Limited, a Cayman Islands exempted company (the “Company”), we advise the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has filed an amendment to the Company’s Registration Statement on Form F-1 referred to above (the “Registration Statement”) on even date of this letter. The Amendment reflects updated disclosure regarding the use of the net proceeds of the offering under “Use of Proceeds” section and provides certain additional exhibits.

Please do not hesitate to contact me at rmorris@wilsonwilliams.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris, Partner

Enclosure

cc: Andross Chan